SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Marks Anniversary of Debut on Stock Exchanges

São Paulo, June 24, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today completed its one year anniversary as a public company listed on the São Paulo and New York Stock Exchanges.

The GOL Initial Public Offering (IPO) was the second-ever simultaneous listing by a Brazilian company on the Bovespa and the NYSE. The primary objective of the listings was to raise capital for the expansion of the Company’s business and the acquisition of additional aircraft. In addition, the offerings further diversified GOL’s sources of capital by successfully attracting a variety of equity investor bases: global, airline, emerging markets and Brazilian.

In the IPO, GOL’s shares were priced at US$17 per ADS and R$26.57 per preferred share, and commenced trading on June 24, 2004. Since its IPO, GOL’s shares have outperformed their US and European peers in the low-cost, low-fare business model, while also outperforming the Bovespa and the Dow Jones Industrial Average. “Our dual listing and capital raising on the Bovespa and NYSE proved to be a successful strategy. In April of this year, we completed a successful follow-on offering. The capital raised from the public offerings positions GOL with a very solid balance sheet for the Company’s expansion plans,” said Richard Lark, GOL’s Chief Financial Officer.

Since its initial listing on the Bovespa and NYSE, GOL has built its Investor Relations (IR) program around three core principles: transparency, equal access to information, and equality of treatment. The Company is committed to the transparency of its financial statements and continues to make significant investments to ensure that its financial statements conform to international best practices in accounting.

Additionally, GOL’s disclosure standards follow the Exemplary Disclosure® process. As a result, the Company ensures consistency and ongoing improvement of its information disclosure controls and performance, as part of its commitment to corporate governance and compliance. In fact, GOL is one of the few companies in Latin America that provides guidance for the current year’s results, which allows the Company to more freely discuss industry trends and expectations in line with Regulation FD. The Company’s fair disclosure policies and procedures are composed of several initiatives, including a Disclosure Policy Manual, multi-lingual IR website, global webcasts, quarterly financial statements in BRGAAP and USGAAP, earnings guidance and a disclosure committee.

Selected Highlights since the Company’s Initial Public Offerings:

• June 2005

        - GOL announces initiation of construction of its Aircraft Maintenance Center in Confins (MG)

        - GOL is named the Top-Performing Airline among the world’s 60 publicly-traded airlines, in the category of airlines with revenues up to US$1 billion, by Aviation Week & Space Technology

        - Shares of GOL (ADR) and GOLL4 (PN) average trading volumes of R$30 mm per day;

• May 2005

        - GOL’s preferred shares are included in the IBrX and MSCI indices

        - GOL reports 36% increase in 1Q05 net revenues to R$589 mm and EPS of R$0.70;

• April 2005

        - GOL successfully completes US$236 mm follow-on equity offering on Bovespa and NYSE;

• March 2005

        - GOL exercises four more purchase options for 737-800 Next Generation aircraft, increasing the number of firm orders to a total of 30 aircraft

        - GOL reports 2004 results: doubles net income to R$384.7 mm;

• February 2005

        - GOL exercises five more purchase options for 737-800 Next Generation aircraft, increasing the number of firm orders to a total of 26 aircraft;

• January 2005

        - GOL signs Letter of Intent for the construction of its Aircraft Maintenance Center in Confins (MG);

• December 2004

        - GOL launches flights to its first international destination – Buenos Aires, Argentina;

• November 2004

        - GOL increases the number of flights offered in its São Paulo-Rio de Janeiro shuttle service by 38%

        - GOL reports a 28.4% increase in net operating revenue to R$517.2 mm for 3Q04;

• October 2004

        - GOL announces the start date for its flights to Buenos Aires, Argentina;

• September 2004

        - GOL’s ADRs and PN shares average trading volumes above R$22 mm per day

        - GOL is one of 15 companies nominated for the Best Financial Reporting Award by Anefac – Fipecafi - Serasa;

• August 2004

        - GOL reports a 20.9% increase in net operating revenues to R$385.5 mm for 2Q04;

• July 2004

        - EXAME magazine names GOL Company of the Year;

• June 24, 2004

        - GOL successfully completes US$281 mm IPO, and shares commence trading on the Bovespa and NYSE.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 350 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: Here everyone can fly!

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)
or
Media - US:	Media - Brazil, Latin America and Europe:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.